1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date:	June 7, 2017	By	/s/ Lora Ho
Lora Ho

Senior Vice President & Chief Financial Officer

TSMC Promotes Dave Keller to President, TSMC North America

SAN JOSE – June 7, 2017 – TSMC (NYSE: TSM) today announced the promotion of a veteran executive, Dave Keller to President, TSMC North America. Rick Cassidy remains as Chief Executive Officer, TSMC North America.

As President, Keller is responsible for managing the North America business, which is a wholly owned subsidiary of TSMC and accounted for over 60 percent of TSMC’s 2016 sales of $29.4 billion. Cassidy, in his role as CEO, will be strategic in guiding the North America organization on its technical, financial and human resources matters.

Keller joined TSMC in 1997 and has three decades of semiconductor industry experience. Prior to TSMC, he held executive sales and marketing positions at Fairchild Semiconductor Company and National Semiconductor. After joining TSMC North America as Director of Account Management, he was promoted to Vice President, Business Management in 2001; Senior Vice President of Business Management in 2009; and Executive Vice President of TSMC North America in 2015. Keller holds a BSEE from North Dakota State University and MBA from the University of St. Thomas, St. Paul, Minn.

“We are very fortunate to have both Dave and Rick at TSMC,” said TSMC President and Co-CEO, Dr. Mark Liu. “Their deep relationships with our customers, and decades of experience and knowledge in the semiconductor and foundry industry is extremely valuable. They will undoubtedly be most effective in further strengthening our relationships with customers and continue to grow our business.”

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry segment’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2017 is expected to reach above 11 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Tel: 886-3-568-2085 E-Mail: elizabeth_sun@tsmc.com	TSMC North America PR: Jim Lochmiller Manager Public Relations Tel: 1-408-382-8174 E-Mail: lochpr@tsmc.com